Exhibit (a)(1)(F)
FORM OF REMINDER EMAIL TO EMPLOYEES
Date:	March [___], 2009

Subject:	Please Review the Stock Option Exchange Offer
     On March 9, 2009, Liberty Media Corporation initiated an exchange offer pursuant to which employees of QVC and BuySeasons were offered the opportunity to exchange all (but not less than all) of their outstanding stock options to purchase shares of Series A Liberty Interactive common stock (“LINTA shares”) with an exercise price greater than $7.00 in exchange for new options to acquire LINTA shares.
     Please review the offer documents that were previously distributed to you, which contain important details regarding the exchange offer. If you decide to participate, you’ll need to complete and sign the election form included with the offering materials and deliver it to the person designated in the offer documents for receipt before 11:59 p.m., Eastern Daylight Savings Time, on April 3, 2009.
     There are [___] days left in the exchange offer period, but don’t put this off until the last minute. It’s an important decision, and one you should give your full consideration. If you have any questions about the exchange offer, please contact [___].
     This notice does not constitute the Offer to Exchange. The full terms of the exchange offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options For New Stock Options, dated March 9, 2009; (2) the election form; and (3) the withdrawal form. Please contact [___] for copies of these documents.